UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 24)*

Penske Automotive Group, Inc.
(Name of Issuer)
Common Stock (Par Value $ 0.0001 Per Share)
(Title of Class of Securities)
70959W103
(CUSIP Number)
Lawrence N. Bluth, Esq.
General Counsel
Penske Corporation
2555 Telegraph Rd.
Bloomfield Hills, MI 48302
248-648-2500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 21, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 24 (the “Amendment”) amends and supplements the Schedule 13D filed on behalf of International Motor Cars Group I, L.L.C., a Delaware limited liability company, International Motor Cars Group II, L.L.C., a Delaware limited liability company (“IMCG II”), Penske Capital Partners, L.L.C., a Delaware limited liability company (“PCP”), Penske Corporation, a Delaware corporation (“Penske Corporation”), Roger S. Penske and James A. Hislop with the Securities and Exchange Commission on April 22, 1999, as amended by Amendment No. 1 filed on May 3, 1999, Amendment No. 2 filed on August 5, 1999, Amendment No. 3 filed on February 9, 2000, Amendment No. 4 filed on September 14, 2000, Amendment No. 5 filed on October 26, 2000, Amendment No. 6 filed on December 18, 2000, Amendment No. 7 filed on December 26, 2000, Amendment No. 8 filed on February 14, 2001, Amendment No. 9 filed on March 6, 2001, Amendment No. 10 filed on August 7, 2001, Amendment No. 11 filed on March 1, 2002, Amendment No. 12 filed on March 27, 2002, Amendment No. 13 filed on May 14, 2002, Amendment No. 14 filed on June 26, 2002, Amendment No. 15 filed on August 21, 2002, Amendment No. 16 filed on April 9, 2003, Amendment No. 17 filed on April 29, 2003, Amendment No. 18 filed on August 5, 2003, Amendment No. 19 filed on February 16, 2004, Amendment No. 20 filed on January 31, 2006, Amendment No. 21 filed on March 9, 2006, Amendment No. 22 filed on September 14, 2006 and Amendment No. 23 filed on January 7, 2010 (the “Schedule 13D”), relating to the Voting Common Stock, par value $0.0001 per share (the “Voting Common Stock”), of Penske Automotive Group, Inc., a Delaware corporation (the “Company”). IMCG II, PCP, Penske Corporation and Roger S. Penske are the current Reporting Persons under the Schedule 13D, as amended. Information reported in the Schedule 13D remains in effect except to the extent that is amended, restated or superseded by information contained in this Amendment No. 24 or a prior amendment. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.
This Amendment is being filed to disclose the filing of a registration statement by the Company on January 21, 2010 in connection with a proposed underwritten public offering by Penske Corporation of shares of Voting Common Stock.
ITEM 4. Purpose of the Transaction.
On January 21, 2010, pursuant to the December 22, 2000 Registration Rights Agreement (described in Item 6 of Amendment 7 to this Schedule 13D), the Company filed a registration statement with the Securities and Exchange Commission for a secondary offering by IMCG II, Penske Corporation and/or one of its wholly-owned subsidiaries of shares of Voting Common Stock. IMCG II, Penske Corporation and/or its wholly-owned subsidiary expects to sell in the proposed offering up to approximately 5,750,000 shares of Voting Common Stock, including shares of Voting Common Stock subject to the over-allotment option Penske Corporation and/or one of its wholly-owned subsidiaries expects to grant to the underwriters in connection with the proposed offering. Penske Corporation expects to use the net proceeds from the proposed offering for working capital purposes that may include the repayment of amounts outstanding under Penske Corporation’s credit facilities.
After the offering is completed (and assuming the over-allotment option is exercised in full), the Reporting Persons will beneficially own approximately 31,722,438 shares, representing approximately 34.6% of the Voting Common Stock outstanding.

By reason of the Stockholders Agreement (described in Item 6 of Amendment 19 to this Schedule 13D), the Reporting Persons may be deemed to be deemed to be part of a “group” that includes Mitsui and, therefore, share beneficial ownership of the shares of Voting Common Stock beneficially owned by Mitsui. In Amendment 5 to a Schedule 13D filed by Mitsui on September 18, 2006, Mitsui reported beneficial ownership of 15,559,217 shares of Voting Common Stock. After the offering is completed (and assuming the over-allotment option is exercised in full), including the 15,559,217 shares reported as beneficially owned by Mitsui, the Reporting Persons under this Schedule 13D, will beneficially own approximately 47,281,655 shares, representing approximately 51.6% of the Voting Common Stock outstanding.
The Reporting Persons expressly disclaims beneficial ownership of any shares of Voting Common Stock held by Mitsui.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
January 21, 2010

INTERNATIONAL MOTOR CARS GROUP II, L.L.C.
By:	PENSKE CAPITAL PARTNERS, L.L.C.
Its Managing Member
By:	/s/ Roger S. Penske
Roger S. Penske
Managing Member

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
January 21, 2010

PENSKE CAPITAL PARTNERS, L.L.C.
By:	/s/ Roger S. Penske
Roger S. Penske
Managing Member

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
January 21, 2010

/s/ Roger S. Penske
Roger S. Penske

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
January 21, 2010

PENSKE CORPORATION
By:	/s/ Robert H. Kurnick, Jr.
	Name:	Robert H. Kurnick, Jr.
	Title:	President